FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Anne Marie McCauley	Sondra Magness
Check Point Software Technologies	Check Point Software Technologies
650-628-2040	650-628-2088
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE ANNOUNCES
CONTINUING SHARE REPURCHASE PROGRAM

Board of Directors Approves Plan to Acquire up to $200 Million Additional
Outstanding Common Stock

REDWOOD CITY, Calif.- July 25, 2005 – Check Point Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, today announced that its Board of Directors has authorized the repurchase of up to an additional $200,000,000 of its outstanding common stock in the open market or through privately negotiated transactions.

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase program has no time limit and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital. As of June 30, 2005, Check Point had approximately 252 million shares of common stock outstanding on a fully diluted basis.

Since its initial share repurchase program commenced in October 2003, Check Point has purchased approximately 18.7 million shares for a total of $397 million.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s anticipated re-purchase of shares. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the price of the shares, the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software
Check Point Software Technologies Ltd. (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries.

©2003-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 26, 2005	CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer